CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

May 27, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your comments, provided by email on May 7, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 23, 2020 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – June and FT Cboe Vest U.S. Equity Deep Buffer ETF – June (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The Funds acknowledge that any comments provided by the Commission on prior similar series that were not fully addressed previously are reiterated here.

Please note that all comments and responses apply to each of the Funds.

Comment 1 – General

Please consider whether disclosure should be included regarding recent market events surrounding the global COVID-19 pandemic.

Response to Comment 1

The Funds confirm that each Fund’s prospectus and SAI will be revised to include risk disclosure related to the global COVID-19 pandemic.

Comment 2 – General

Please include hyperlinks for all exhibits.

Response to Comment 2

The Funds confirm that all exhibits that are required to do so will include a hyperlink pursuant to the FAST Act.

Comment 3 – General

Please add a concentration policy to the sections entitled “Principal Investment Strategies and “Additional Information on the Fund’s Investment Objective and Strategies” and revise the policy stated in the Fund’s Statement of Additional Information (“SAI”) with the following.

The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries except to the extent that the underlying referenced index invests more than 25% of its assets in an industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

Response to Comment 3

In response to the Commission’s comment, the Funds will include the following disclosure in the relevant sections of each Fund’s prospectus and SAI:

The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries except to the extent that the Underlying ETF invests more than 25% of its assets in an industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

The Funds believe that because the underlying reference asset is defined as the “Underlying ETF” in each Fund’s Registration Statement, the preceding disclosure is appropriate.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess